Exhibit 10.63

                   MEMORANDUM OF AMENDMENT AND TERMINATION FOR
                    THE CMC HEARTLAND PARTNERS INCENTIVE PLAN

                  WHEREAS, effective January 1, 2000, CMC Heartland Partners (the "Company"), established the CMC Heartland Partners Incentive Plan (the "Plan") for the benefit of eligible employees of the Company.

                  WHEREAS, Section 2 of the Plan provides that the Plan shall be administered by a committee of the Board of Directors of the Company or a subcommittee of the Committee of the Board, appointed by the Board from among its members (the "Committee");

                  WHEREAS, Section 8 of the Plan provides that the Committee has the power to amend or terminate the Plan; and

                  WHEREAS, the Committee desires to terminate the Plan effective as of December 31, 2001 and to amend the Plan to provide that amounts accrued as of such date shall be paid when a cash distribution to Class A units of Heartland Partners LP is made.

                  THEREFORE:

                  1. Effective as of December 31, 2001, the Plan shall terminated; and

                  2. Section 6 of the Plan shall be amended generally, to provide that all amounts accrued under the Plan as of December 31, 2001 but not payable until 2004 ($141,427.41 to each of Lawrence S.
                           Adelson, Richard Brandstatter and Susan Tjarksen Roussos) shall be payable when a cash distribution to Class A units of Heartland Partners LP is made.

                  IN WITNESS WHEREOF, the Committee has executed this amendment by its duly authorized officers on the date written below:

                                                CMC HEARTLAND PARTNERS


                                                By: __________________________

                                                Its: _________________________


Accepted: